PUNCHLINE ENTERTAINMENT INC.

55 Bloor Street E, Suite 1205
Toronto, Ontario, Canada M4W 1A9

Telephone and fax:  (416) 619-0611

January 14, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Shonda DeLong

Dear Sirs:

Re:

Post-Effective Amendment #2 to Form SB-2 on FormS-1 - File No. 333-146934

Further to your additional verbal comments regarding the above noted filing, we have today filed a revised post-effective amendment and respond as follows:

1.

We have added a footnote to the “Calculation of Registration Fee” table that indicates that the registration fee was calculated and paid based upon the original proposed maximum offering price as disclosed in our registration statement on Form SB-2 filed on October 25, 2007.

2.

We have added the following disclosure on the prospectus cover page and in the section entitled “Selling Security Holders”:

“We originally registered 2,000,000 shares of our common stock for resale pursuant to a registration statement on Form SB-2 that was declared effective on January 17, 2008.  Pursuant to that registration statement, our selling shareholders sold 1,800,000 shares.  We are filing this post-effective amendment to re-register the remaining 200,000 shares of common stock that were not sold pursuant to that registration statement.

On July 15, 2009, we completed a forward split of our common stock, by way of a dividend such that each shareholder of record on June 29, 2009 received ten shares of our post-split common stock in exchange for each share of pre-split common stock.  Accordingly, on a post-split basis, the 200,000 of our common stock that were not sold pursuant to our original registration statement on Form SB-2 now constitute 2,000,000 shares on a post-split basis.  These 2,000,000 are being re-registration pursuant to this post-effective amendment.”

3.

We have revised the selling security holder table to include the proper amount of shares that each selling security holder will own upon completion of the offering, as well as the percentage of shares that will be owned upon completion by each shareholder.

Yours truly,

/s/ Kathryn Kozak

Kathryn Kozak, President

PUNCHLINE ENTERTAINMENT INC.